

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Bill J. Hodson
Chief Executive Officer
LiveWire Ergogenics, Inc.
1600 North Kraemer Boulevard
Anaheim, CA 92806

> **Re: LiveWire Ergogenics, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 29, 2020**
> **File No. 24-11205**

Dear Mr. Hodson:

We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed April 29, 2020

Financial Statements, page 1

1. Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

Exhibits

2. Please file all exhibits required by Item 17, paragraph 16(a) of Form 1-A. Please also note the timing requirements of Rule 252(d) relative to when those exhibits are filed.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William R. Eilers, Esq.